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                       Rockwell Medical Technologies, Inc.
                                30142 Wixom Road
                              Wixom, Michigan 48393

                                October 17, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

           Re:  Rockwell Medical Technologies, Inc. Registration No. 333-127048

Ladies and Gentlemen:

         Rockwell Medical Technologies, Inc. hereby requests that the above-captioned Registration Statement, relating to the offer to exchange up to 3,625,000 common share purchase warrants with an exercise price of $3.90 per share ("New Warrants") for 3,625,000 currently outstanding common share purchase warrants with an exercise price of $4.50 per share and the sale of up to 3,625,000 common shares issuable upon exercise of New Warrants, be accelerated so that it will become effective at 10:00 a.m. Eastern Daylight Time on October 20, 2005 or as soon thereafter as is practicable.

         The Company acknowledges that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing,
(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (3) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                      Very truly yours,

                                      ROCKWELL MEDICAL TECHNOLOGIES, INC.


                                      By: /s/ Thomas E. Klema
                                         ------------------------------------
                                         Thomas E. Klema
                                         Its:  Chief Financial Officer